Via Facsimile and U.S. Mail
Mail Stop 6010

June 16, 2006

Gregory J. Melsen
Chief Financial Officer
TECHNE Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

Re: TECHNE Corporation
Form 10-K for the Fiscal Year Ended June 30, 2005
Filed September 12, 2005
File Number: 000-17272

Dear Mr. Melsen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief